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                                    SLI INC
                             Corporate Headquarters
                               500 Chapman Street
                                Canton, MA 02021
                               Tel. 781-828-2948
                               Fax 781-828-2012



                                  June 4, 1998

Securities & Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549-1004
Mail Stop 4-4


          Re:   SLI, Inc. (formerly Chicago Miniature Lamp, Inc.)
                File No. 333-49287


Gentlemen:

     Please accept this letter as the subject Company's application for withdrawal of its registration statement (File No. 333-49287). The withdrawal is being requested due to current market conditions and the recent decline in the market price of the Company's shares of common stock. It is contemplated that upon improvement of market conditions, the Company will refile its registration statement. Please be advised that none of the securities covered by the registration statement have been sold.


                                        Yours truly,





                                        By: /s/  Frank M. Ward
                                           ------------------------------
                                           Frank M. Ward
                                           Agent-for-service